Act: 1934
Section: SCH 13 G
Rule:
Public Availability: 7/19/2007




07072745

(DC
NO ACT
PE 6-29-07

July 19, 2007

RECD S.E.C.
JUL 19 2007
1086

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Roper Industries, Inc.
Incoming letter dated June 29, 2007

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of Roper under the 1934 Act may be taken into account to determine whether Holdco is eligible to use Form S-3 or Form S-8 under the 1933 Act, and to determine whether Holdco may furnish information in a Form S-4 under the 1933 Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a of Form S-4;

PROCESSED
JUL 30 2007
THOMSON FINANCIAL

- Without necessarily agreeing with your analysis, the Division will not object if Holdco, as successor to Roper, does not file new registration statements under the 1933 Act for ongoing offerings of securities covered by Roper's currently effective registration statements on Forms S-3 and S-8. Instead, Holdco may adopt Roper's registration statements pursuant to Rule 414 under the 1933 Act by filing post-effective amendments to those registration statements;

- Roper's 1934 Act reporting history may be taken into account when determining Holdco's compliance with the current public information requirements of Rule 144(c)(1) under the 1933 Act;

- Persons who receive Holdco Common Stock in exchange for Roper Common Stock may take into account the periods during which they held the Roper Common Stock for the purpose of calculating their holding periods for Holdco Common Stock pursuant to Rule 144(d) under the 1933 Act;

- Average weekly reported trading volume in Roper Common Stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- The Merger will be a succession for purposes of Rule 12g-3(a) under the 1934 Act and Holdco will be a large accelerated filer for purposes of Rule 12b-2 under the 1934 Act; and

- Persons who have filed statements on Schedule 13D or 13G under the 1934 Act reporting beneficial ownership of Roper Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Merger, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdco is the successor to Roper.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,



William A. Hines
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2007

Mail Stop 3010

Keith M. Townsend
King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521

RE: Roper Industries, Inc.

Dear Mr. Townsend

In regard to your letter of June 29, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel

KING & SPALDING

King & Spalding LLP
1180 Peachtree Street N.E.
Atlanta, Georgia 30309-3521
www.kslaw.com

Keith M. Townsend
Direct Dial: (404) 572-3517
Direct Fax: (404) 572-5133
ktownsend@KSLAW.com

Securities Act of 1933
Rules 144 and 414
Forms S-3, S-4 and S-8

Securities Exchange Act of 1934
Section 12(b)
Rules 12b-2 and 12g-3
Schedules 13D and 13G

June 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Roper Industries, Inc.

Ladies and Gentlemen:

Our client, Roper Industries, Inc., a Delaware corporation, is considering reorganizing its operations to form a holding company structure. When we refer in this letter to the consolidated business and operations of Roper Industries, Inc., we use the term "the Company," and when we refer to Roper Industries, Inc. as an individual entity, we use the term "Roper." On behalf of the Company, we hereby request confirmation by the Securities and Exchange Commission Division of Corporation Finance (the "Division"), in the form of a no-action letter or interpretive opinion, with respect to certain interpretations under the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "1934 Act"), incident to the Company's proposed reorganization upon the terms as described in this letter. As discussed below, in several circumstances the Division has granted relief that is similar to the relief requested in this letter.

As described more fully below, the Company is considering reorganizing its operations as a means to allow the Company to operate its operating businesses through a holding company structure in which Roper will become a wholly-owned subsidiary of a new holding company ("Holdco").

To effect the reorganization, Roper proposes to enter into a Plan of Merger (the "Plan") with Holdco, which will initially be a wholly-owned subsidiary of Roper, and a limited liability company ("MergerSub") initially owned solely by Roper and Holdco pursuant to which Roper will be merged with and into MergerSub with MergerSub surviving (the "Merger"). Immediately after the Merger, each person who owned an equity interest in Roper immediately prior to the Merger will own a corresponding equity interest in Holdco. As a result of the Merger, Holdco will thereafter indirectly conduct the businesses that Roper conducted immediately prior to the Merger. The Company currently intends that the name of Holdco will be changed to "Roper Industries, Inc." after the Merger and that MergerSub will have a distinguishable name, such as "Roper Industries LLC".

The Company intends to accomplish the Merger pursuant to Section 251(g) of the Delaware General Corporations Law (the "DGCL"), a copy of which section we are including as Exhibit A to this letter. Section 251(g) of the DGCL permits mergers of a parent company with a subsidiary such as the Merger. Mergers effected pursuant to Section 251(g) of the DGCL do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights. The Merger is not being effected in connection with any currently pending corporate transaction. Moreover, although Roper's management and its Board of Directors have determined that a holding company structure will give them the flexibility to pursue various strategic alternatives in the future, there are no current plans to pursue any particular corporate transaction following the Merger.

Summary of Basis for Relief Requested

The Company would effect the Merger after approval of Roper's Board of Directors, but without a vote of Roper's shareholders, pursuant to Section 251(g) of the DGCL. The requests set forth below are based on, and consistent with, previous determinations of the Division in respect of similar holding company reorganizations under Section 251(g) of the DGCL. *See, e.g., Hecla Mining Company*, available October 31, 2006, *Matria Healthcare, Inc.*, available February 10, 2005, *Kerr-McGee Corporation,* available July 31, 2001, *Northwest Airlines Corporation,* available December 16, 1998, *World Access, Inc., NACT Telecommunications, Inc.*, available October 28, 1998, *El Paso Natural Gas Company,* available May 21, 1998, *Rouge Steel, Inc.*, available April 22, 1997, *BMC West Corporation*, available April 4, 1997, *Halliburton Company,* available December 11, 1996, *America West Airlines, Inc.*, available April 25, 1996, *Proler International Corp.*, available February 8, 1996, *INDRESCO, INC.*, available October 31, 1995 and *Toys "R" Us, Inc.* available December 1, 1995. Moreover, such positions are based on, and consistent with, additional previous determinations of the Division in respect of other similar holding company reorganizations effected without shareholder approval. *See, e.g., First Mutual Savings Bank,* available October 8, 1999, *Lamalie Associates, Inc.*, available December 15, 1998, *Bon-Ton Stores, Inc.*, available July 14, 1995, *Washington Mutual Savings Bank,* available August 22, 1994 and *Par Pharmaceutical Incorporated*, available April 22, 1991.

Background

The Company

The Company, a publicly-held corporation listed on the New York Stock Exchange (the "NYSE"), currently conducts its business in four operating segments, Instrumentation, Industrial Technology, Energy Systems and Controls, Scientific and Industrial Imaging, and RF Technology. The Company operates its businesses that comprise these segments primarily through Roper's direct and indirect subsidiaries. The Company is a reporting company under the 1934 Act and is current in its filings under the 1934 Act.

As of May 4, 2007 Roper had an authorized capitalization consisting of: (i) 160,000,000 shares of Common Stock, par value $0.01 per share ("Roper Common Stock"), of which approximately 88,280,220 shares are issued and outstanding, and (ii) 2,000,000 shares of preferred stock, $0.01 par value. Roper's Board of Directors has the authority, without further shareholder action, to establish separate series of preferred stock and to determine and fix any or all of the designations and powers, preferences and rights, and the qualifications, limitations or restrictions of each series prior to issuance. As of May 4, 2007, no preferred stock was outstanding.

Holdco

Holdco will, as of the effective time of the Merger (the "Effective Time"), have an authorized capitalization that is identical to the authorized capitalization of Roper, as of the Effective Time. Based upon current circumstances, that capitalization would be as follows:

- The Articles of Incorporation of Holdco will provide for an authorized capitalization consisting of: (i) 160,000,000 shares of common stock, par value $0.01 per share ("Holdco Common Stock"), and (ii) 2,000,000 shares of preferred stock, $0.01 par value.

- Holdco's Board of Directors will have the authority, without further shareholder action, to establish separate series of preferred stock and to determine and fix any or all of the designations and powers, preferences and rights, and the qualifications, limitations or restrictions of each series prior to issuance.

Following the Merger, Holdco will have outstanding shares, Articles of Incorporation and By-Laws that are identical in substance to those of Roper prior to the Merger, except with respect to the companies' names and other technical, non-substantive matters.

In addition, immediately after the Effective Time, Holdco will have a board of directors, officers and consolidated assets and liabilities identical to those of Roper prior to the Merger.

Stock Plans

Roper currently maintains several benefit plans (each a "Stock Plan" and collectively the "Stock Plans") that involve the issuance of Roper Common Stock or interests in Roper Common Stock and/or in the related Stock Plan. Roper maintains effective registration statements on Form S-8 (Registration Nos. 33-71094, 33-77770, 33-78026, 333-36897, 333-73139, 333-35666, 333-35672, 333-35648, 333-59130, 333-105919 and 333-105920) with respect to each Stock Plan. From and after the Effective Time, Holdco will assume all of Roper's obligations under the Stock Plans and Holdco will issue shares of Holdco Common Stock in lieu of shares of Roper Common Stock under the Stock Plans. Further, as applicable, interests in Holdco Common Stock will be issued in lieu of interests in Roper Common Stock under the Stock Plans. Pursuant to the Merger, each outstanding option to purchase Roper Common Stock granted pursuant to the Stock Plans will be converted into an option to purchase the same number of shares of Holdco Common Stock. Holdco and Roper will execute and deliver such documents, and make such amendments to the Stock Plans, as necessary or appropriate to effect the assumption of the Stock Plans by Holdco. However, the amendments will not alter the benefits accruing to participants under the Stock Plans, the number of securities to be issued under the Stock Plans or the requirements for eligibility under the Stock Plans.

Convertible Debt Securities

As of May 4, 2007 Roper had outstanding $230,000,000 in aggregate principal amount at maturity of publicly held Senior Subordinated Convertible Notes (the "Convertible Notes"). The Convertible Notes are convertible, upon certain conditions, at the option of holder into shares of Roper Common Stock. In connection with the Merger, Roper intends to execute a supplemental indenture to the indenture governing the Convertible Notes pursuant to which Holdco will assume the obligation for the due and punctual payment of the principal of and interest on the Convertible Notes and the performance of all the covenants in the Indenture to be performed by Roper. Upon execution of the supplemental indenture, Holdco will become the primary obligor with respect to payment of the obligations on the Convertible Notes and holders of the Convertible Notes will look to Holdco with respect to the obligations represented thereby. The supplemental indenture relating to the Convertible Notes will provide that the Convertible Notes will be convertible into shares of Holdco common stock at a rate of one share of Holdco common stock for each share of Roper Common Stock into which they were convertible immediately prior to the consummation of the Merger.

Shelf Registration Statement

The Company currently maintains an effective shelf registration statement on Form S-3 (Registration No. 333-119931) relating to Roper Common Stock, debt securities, stock purchase contracts and equity units. The Company may publicly offer these securities from time to time at prices and on terms to be determined at the time of the relevant offerings.

The Merger

In preparation for the Merger, Roper will form Holdco, a wholly-owned subsidiary, and Roper and Holdco in turn will form MergerSub, a limited liability company owned solely by Roper and Holdco. MergerSub will be a limited liability company, rather than a corporation, primarily for tax reasons. In general, for U.S. federal income tax purposes, as well as under the income tax laws of most state and local jurisdictions, a single member limited liability company is disregarded as a separate entity. This means that the limited liability company's assets are treated for tax purposes as if such assets were owned directly by the company's sole member. In this case, MergerSub will be disregarded for income tax purposes, and Holdco (as the sole member of MergerSub) will be treated as if it directly owned MergerSub's assets. The ability to disregard MergerSub facilitates transactions that would not be as tax-efficient if MergerSub were to be organized as a corporation. For example, because Holdco will be treated as owning directly all of MergerSub's assets, transfers of property between Holdco and MergerSub will have no income tax consequences. By contrast, transfers of assets between a parent corporation and its subsidiary corporation do have income tax consequences, which can be unfavorable depending on the circumstances.

Prior to the Merger, neither Holdco nor MergerSub will have any liabilities, conduct any business or have any assets, other than minimal amounts of cash and cash equivalents representing their respective initial capitalizations and, in the case of Holdco, the stock of MergerSub. To effect the Merger, Roper will enter into the Plan with Holdco and MergerSub pursuant to which Roper will be merged with and into MergerSub. Roper, Holdco and MergerSub will accomplish the Merger pursuant to Section 251(g) of the DGCL. Mergers effected pursuant to Section 251(g) of the DGCL do not require shareholder approval and do not give rise to shareholder appraisal or dissenters' rights.

At the Effective Time, Roper will be merged with and into MergerSub, with MergerSub as the surviving company. This will result in the termination of Roper's corporate existence and in MergerSub becoming a direct, wholly-owned subsidiary of Holdco. Also immediately after the Merger, the stock of Holdco that Roper owned will be transferred to Holdco or otherwise eliminated. By virtue of the Merger:

- immediately after the Effective Time, each person that owned Roper Common Stock immediately prior to the Merger will own a corresponding number of shares and percentage of the corresponding outstanding Holdco Common Stock;
- after the Effective Time, Holdco and its subsidiaries will continue to conduct the business and operations that Roper and its subsidiaries conducted immediately before the Effective Time;
- the consolidated assets and liabilities of Holdco and its subsidiaries immediately after the Effective Time will be identical to the consolidated assets and liabilities of Roper and its subsidiaries immediately before the Effective Time; and

- the name of Holdco will be changed to "Roper Industries, Inc." after the Merger, and MergerSub will have a distinguishable name, such as "Roper Industries LLC."

At the Effective Time, Holdco Common Stock will be listed for trading on the NYSE and Roper Common Stock will be withdrawn from listing. In connection with the reorganization, Roper Common Stock will no longer be registered pursuant to Section 12 of the 1934 Act.

Roper will timely file a Current Report on Form 8-K when the parties enter into the Plan. Roper and/or Holdco, as appropriate, will file a Current Report on Form 8-K describing the Merger on the date that the Effective Time occurs. Additionally, as soon as practicable after the Effective Time, Holdco will issue a news release describing the Merger and will send a notice describing the Merger to its shareholders of record as of the date that the Effective Time occurs.

Requested Advice

On behalf of the Company, we seek your concurrence in the form of a no-action letter and/or interpretive opinion with respect to the following, each of which is discussed more fully below:

1. **Forms S-3, S-4 and S-8.**

Roper's reporting history prior to the Merger may be considered to determine whether Holdco, as the successor registrant, meets the requirements for the use of various forms of registration statements under the 1933 Act, including Forms S-3, S-4 and S-8.

2. **Rule 414.**

After the Effective Time, Holdco will constitute a "successor issuer" of Roper for purposes of Rule 414 promulgated under the 1933 Act and may file post-effective amendments to Roper's registration statements on Forms S-3 and S-8 as contemplated by Rule 414.

3. **Rule 144.**

The prior activities of Roper and the average weekly reported trading volume in Roper Common Stock may be taken into account in determining whether Holdco has complied with the information requirements of Rule 144(c)(1) under the 1933 Act and the limitation on the amount of securities that may be sold pursuant to Rule 144(e) under the 1933 Act. In addition, holders of "restricted" shares of Holdco Common Stock will not be deemed to have acquired such shares on the date of the Merger, but instead may tack the periods during which they held Roper Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

4. **Rules 12g-3 and 12b-2.**

The Merger constitutes a "succession" for purposes of Rule 12g-3(a) of the 1934 Act, and upon consummation of the Merger, the Holdco Common Stock will be deemed to be registered under Section 12(b) of the 1934 Act in accordance with Rule 12g-3(e).

Further, in accordance with Section 12 of the 1934 Act and the 1997 Release (as defined below), Holdco will be the successor issuer of the Company. The Company is a large accelerated filer as defined by Rule 12b-2 of the 1934 Act. In our opinion, because Holdco will be the successor issuer to the Company, Holdco will be deemed a large accelerated filer. We respectfully request that you concur in our opinion that Holdco, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 of the 1934 Act.

5. Schedules 13D and 13G.

Persons who have filed statements on Schedules 13D or 13G reporting ownership interests in Roper Common Stock will not be required to file any additional or amended statements or forms as a result of the Merger, provided they instead note in their next filings that Holdco is the successor issuer to Roper.

Discussion and Analysis

1. Forms S-3, S-4 and S-8.

General Instruction I.A.7 to Form S-3 under the 1933 Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1, 2, 3 and 5 to Form S-3 if (a)(i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were the same as those of the predecessor or (b) if all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession.

Consistent with General Instruction I.A.7 to Form S-3, the succession of Holdco to the business, assets and liabilities of Roper pursuant to the Merger will be primarily for the purpose of forming a holding company, and the consolidated assets and liabilities of Holdco immediately after the Effective Time will be identical to the consolidated assets and liabilities of Roper immediately prior thereto. Immediately after the Effective Time, Holdco will represent the same consolidated financial position and total enterprise value as Roper prior to the Merger. Additionally, after the Effective Time, on a consolidated basis, Holdco will hold the same assets and liabilities and will conduct the same business and operations as Roper held and conducted prior to the Merger. After the Effective Time, the executive management of Holdco will be the same as the executive management of Roper immediately prior to the Merger. In the absence of any economic and substantive consequence, we believe that, following the Merger, Holdco should be deemed to be a successor registrant and should be able to include the prior reporting history of Roper in determining whether Holdco "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions to Form S-4 under the 1933 Act and "satisfies the registrant requirements for use of S-3" as such phrase is used in the General Instructions to Form S-8. Such a determination would be consistent with Hecla Mining Company, Matria Healthcare, Inc., Rouge Steel, Inc., Halliburton Company, America West Airlines, Inc., INDRESCO. Inc. and Toys "R" Us, Inc., *supra*.

Based upon the foregoing, we respectfully request that you concur in our opinion that the reporting history of Roper prior to the Merger may be included in determining whether the requirements for use of the various forms of registration statements under the 1933 Act are satisfied by Holdco as a successor registrant.

2. Rule 414.

Rule 414 under the 1933 Act provides that if, under certain circumstances, an issuer succeeds another issuer for the purpose of changing its form of organization, then the registration statement of the predecessor will be deemed to be the registration statement of the successor for the purpose of continuing the offering covered by such registration statement.

With two exceptions, the Merger will satisfy the conditions enumerated in Rule 414 The first exception is Rule 414(b), which requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. As noted above, Holdco will not *directly* acquire all of the assets and assume all of the liabilities and obligations of Roper. However, immediately after the Effective Time, all such assets and liabilities will remain with the Company. As a result, consistent with the spirit of Rule 414, Holdco will *indirectly* acquire all such assets and will assume all such liabilities and obligations as a result of its ownership of all of the capital stock of MergerSub, and the consolidated assets and liabilities of Holdco immediately after the Effective Time will be identical to the consolidated assets and liabilities of Roper immediately before the Merger. We believe satisfaction of the spirit, if not the technical requirements, should suffice for purposes of satisfying Rule 414(b). The second exception is Rule 414(c), which requires shareholder approval of the Merger following the solicitation of proxies pursuant to Section 14(a) of the 1934 Act or the furnishing of information pursuant to Section 14(c) of the 1934 Act. As noted above, because shareholder approval of the Merger is not required pursuant to Section 251(g) of the DGCL, Roper does not intend to seek such approval and therefore will not need to solicit proxies or provide such information, although Roper and/or Holdco, as appropriate, will timely file a Current Report on Form 8-K describing the Merger promptly following the Effective Time. We believe the failure to meet the technical requirements of Rule 414(c) is not material and should not affect the application of Rule 414 because, in substance, the effect of a holding company reorganization is similar to a change in form of organization pursuant to successions that meet the requirements of Rule 414(c).

Again, subject to these two exceptions and the reasons we believe such exceptions should not affect the applicability of Rule 414, Holdco will comply with the conditions of Rule 414, including the amendment of the current Roper registration statements pursuant to Rule 414(d) (which rule states that the successor issuer will file an amendment to the registration statements of the predecessor issuer expressly adopting such registration statements as its own registration statements for all purposes of the 1933 and the 1934 Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect).

For these reasons, it is our opinion that Roper's registration statements on Forms S-3 and S-8 should be deemed to be the corresponding registration statements of Holdco as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414 promulgated under the 1933 Act, and that Holdco may file post-effective amendments to Roper's registration statements on Forms S-3 and S-8 as contemplated by Rule 414. Our opinion is consistent with the previous determinations of the Division with respect to Rule 414 in the context of transactions similar to the Merger. *See* Hecla Mining Company, El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc., Toys "R" Us, Inc., INDRESCO, Inc. and Par Pharmaceutical, Incorporated, *supra.*

3. Rule 144.

Rule 144 imposes certain conditions to the availability of a "safe harbor" for persons deemed not to be engaged in a distribution of securities. Rule 144(c)(1) requires the issuer to have been subject to the reporting requirements of the 1934 Act for a period of at least 90 days immediately preceding the sale of the securities and to have filed all reports required to be filed under the 1934 Act during the 12 months preceding the sale of the securities, or such shorter time as the issuer was required to file such reports.

Because, immediately after the Effective Time, Holdco will have, on a consolidated basis, identical assets, liabilities, business and operations as Roper had, on a consolidated basis, immediately before the Merger and Roper has been subject to, and has complied with the reporting requirements of, the Act for more than the past 12 months, it is our opinion that, for purposes of Rule 144, the prior reporting history of Roper should be included for purposes of determining whether Holdco has complied with the public information requirements of Rule 144(c)(1). Our opinion is consistent with the previous determinations of the Division in Hecla Mining Company, Lamalie Associates, Inc., El Paso Natural Gas

Company, Proler International Corp., Toys "R" Us, Inc., INDRESCO, Inc. and Bon-Ton Stores, Inc., *supra.*

For the same reasons, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by Roper prior to the Effective Time and the average weekly reported volume of trading in Roper Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Effective Time may be taken into account by holders of Holdco Common Stock in determining the applicable limitation on amount of stock that may be sold in compliance with Rule 144(e)(1) and (2). Our opinion is consistent with the previous determination of the Division in Hecla Mining Company, Lamalie Associates, Inc. and El Paso Natural Gas Company, *supra.*

Finally, in Hecla Mining Compay, Lamalie Associates, Inc. and El Paso Natural Gas Company, *supra*, the Division took no-action when holding periods were tacked for purposes of Rule 144(d) in the context of a holding company reorganization, where four conditions were met. The conditions were: (i) the holding company stock must be issued solely in exchange for the constituent company common stock; (ii) security holders receive securities of the same class and in the same proportions as exchanged; (iii) the holding company is newly formed and has no significant assets except constituent company securities immediately after the transaction and, at that time, has substantially the same assets and liabilities on a consolidated basis as those of the constituent company immediately prior to the transaction; and (iv) the rights and interests of shareholders of the holding company are substantially the same as they had as holders of the constituent company's stock. Because the Merger satisfies each of these items, it is our opinion that holders of Holdco Common Stock may tack the periods during which they held Roper Common Stock for purposes of satisfying the holding period requirements of Rule 144(d).

4. Rules 12g-3 and 12b-2.

Rule 12g-3 under the 1934 Act provides that "[w]here in connection with a succession by merger, consolidation, exchange of securities or otherwise, securities of an issuer that are not previously registered pursuant to section 12 of the 1934 Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either section 12(b) or (g) of the 1934 Act, the class of securities so issued shall be deemed to be registered under the same paragraph of section 12 of the 1934 Act ..." We are of the opinion that the Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the 1934 Act and that, therefore, the Holdco Common Stock, upon issuance, will be deemed registered under Section 12(b) of the 1934 Act.

Although the definition of "succession" in Rule 12b-2 under the 1934 Act contemplates the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer," and not a holding company reorganization, it is clear from the no-action positions that the Division has taken in the past that the structure of the Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the 1934 Act. *See* Hecla Mining Company, Lamalie Associates, Inc., El Paso Natural Gas Company, BMC West Corporation, America West Airlines, Inc., Proler International Corp., Toys "R" Us, Inc. and INDRESCO, Inc., *supra.*

Additionally, in SEC Release 34-38850, dated July 18, 1997 (the "1997 Release"), the SEC specifically stated that it was amending Rule 12g-3 to include transactions such as the succession of a non-reporting issuer to more than one reporting issuer, either through consolidation into a new entity or a holding company formation. Although Holdco will succeed to only one reporting issuer (Roper) as a part of the Merger, so that the Merger does not fall squarely within the scope of Rule 12g-3(c), which rule contemplates the succession of a non-reporting issuer to more than one reporting issuer, we believe the specific acknowledgement by the SEC in the 1997 Release that a succession can indeed occur through a holding company formation provides additional guidance on which to base our opinion that the Merger constitutes a succession for purposes of Rule 12g-3.

Shortly after the Effective Time, Holdco will file on a Form 8-K a statement that the Holdco Common Stock being issued in connection with the Merger is registered under Section 12(b) of the 1934 Act.

Accordingly, it is our opinion that, upon issuance of the Holdco Common Stock in exchange for Roper Common Stock in the Merger, the Holdco Common Stock will be deemed registered under Section 12(b) of the 1934 Act.

Further, in accordance with Section 12 of the 1934 Act and the 1997 Release, Holdco will be the successor issuer of the Company. The Company is a large accelerated filer as defined by Rule 12b-2 of the 1934 Act. In our opinion, because Holdco will be the successor issuer to the Company, Holdco will be deemed a large accelerated filer. We respectfully request that you concur in our opinion that Holdco, as successor to the Company, will be deemed a large accelerated filer for purposes of Rule 12b-2 of the 1934 Act.

5. Schedules 13D and 13G.

Section 13(d)(1) of the 1934 Act and Rule 13d-1 thereunder require that a person that acquires more than five percent of any equity security registered pursuant to Section 12 file a statement on Schedule 13D or 13G. Section 13(d)(2) of the 1934 Act and Rule 13d-2 thereunder require the Schedule 13D to be amended when material changes in ownership occur and require the Schedule 13G to be amended within 45 days after the end of each calendar year. For the reasons discussed above, following the Merger, Holdco will, on a consolidated basis, represent the same company as did the Company prior to the Merger. Consequently, persons who have filed a Schedule 13D or 13G for Roper Common Stock should not be required to file a new or amended Schedule 13D or 13G, if they state, in their next amendment to Schedule 13D or 13G, that Holdco is the successor to Roper for purposes of filings under Section 13(d).

Accordingly, it is our opinion that persons who have filed a Schedule 13D or 13G in connection with the acquisition of equity securities of Roper should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to their Schedule 13D or 13G that Holdco is deemed the successor issuer to Roper. Our opinion is consistent with the previous determinations of the Division in Hecla Mining Company, Lamalie Associates, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, America West Airlines, Inc. and Toys "R" Us., Inc., *supra*.

Authority for Opinions Expressed Above

In drawing our conclusions and expressing our opinions set forth above, we have relied in part upon requests for no-action letters and/or interpretive opinions, and responses of the Commission Staff to such requests, in reference to corporate reorganizations that were substantially similar to the Merger, including Hecla Mining Company, Lamalie Associates, Inc., El Paso Natural Gas Company, Rouge Steel, Inc., BMC West Corporation, Halliburton Company, America West Airlines, Inc., Proler International Corp., Toys "R" Us, Inc., INDRESCO Inc., Bon-Ton Stores, Inc., First Mutual Savings Bank and Par Pharmaceutical, Incorporated, *supra*.

Conclusion

On behalf of the Company, and in light of the Company's desire to consummate the Merger as promptly as possible, we respectfully request your response as soon as possible. If the Division's staff disagrees with any of our conclusions, or is not inclined to grant the advice or relief requested in this letter, then we respectfully request an opportunity to discuss the matter with the staff prior to any written response to this letter. If you have any questions or if you require any additional information concerning this letter and the matters we discuss in this letter, please contact me at (404) 572-3517.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided for that purpose.

Very truly yours,



Keith M. Townsend

cc: Adam J. Humphreys

Exhibit A

Delaware General Corporations Law

§ 251. Merger or consolidation of domestic corporations and limited liability company.

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(g) Notwithstanding the requirements of subsection (c) of this section, unless expressly required by its certificate of incorporation, no vote of stockholders of a constituent corporation shall be necessary to authorize a merger with or into a single direct or indirect wholly-owned subsidiary of such constituent corporation if: (1) such constituent corporation and the direct or indirect wholly-owned subsidiary of such constituent corporation are the only constituent entities to the merger; (2) each share or fraction of a share of the capital stock of the constituent corporation outstanding immediately prior to the effective time of the merger is converted in the merger into a share or equal fraction of share of capital stock of a holding company having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions thereof, as the share of stock of the constituent corporation being converted in the merger; (3) the holding company and the constituent corporation are corporations of this State and the direct or indirect wholly-owned subsidiary that is the other constituent entity to the merger is a corporation or limited liability company of this State; (4) the certificate of incorporation and by-laws of the holding company immediately following the effective time of the merger contain provisions identical to the certificate of incorporation and by-laws of the constituent corporation immediately prior to the effective time of the merger (other than provisions, if any, regarding the incorporator or incorporators, the corporate name, the registered office and agent, the initial board of directors and the initial subscribers for shares and such provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination, or cancellation has become effective); (5) as a result of the merger the constituent corporation or its successor becomes or remains a direct or indirect wholly-owned subsidiary of the holding company; (6) the directors of the constituent corporation become or remain the directors of the holding company upon the effective time of the merger; (7) the organizational documents of the surviving entity immediately following the effective time of the merger contain provisions identical to the certificate of incorporation of the constituent corporation immediately prior to the effective time of the merger (other than provisions, if any, regarding the incorporator or incorporators, the corporate or entity name, the registered office and agent, the initial board of directors and the initial subscribers for shares, references to members rather than stockholders or shareholders, references to interests, units or the like rather than stock or shares, references to managers, managing members or other members of the governing body rather than directors and such provisions contained in any amendment to the certificate of incorporation as were necessary to effect a change, exchange, reclassification, subdivision, combination or cancellation of stock, if such change, exchange, reclassification, subdivision, combination or cancellation has become effective); provided, however, that (i) if the organizational documents of the surviving entity do not contain the following provisions, they shall be amended in the merger to contain provisions requiring that (A) any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, that requires for its adoption under this chapter or its organizational documents the approval of the stockholders or members of the surviving entity shall, by specific reference to this subsection, require, in addition, the approval of the stockholders of the holding company (or any successor by merger), by the same vote as is required by this chapter and/or by the organizational documents of the surviving entity; provided, however, that for purposes of this clause (i)(A), any surviving entity that is not a corporation shall include in such amendment a requirement that the approval of the stockholders of the holding company be obtained for any act or transaction by or involving the surviving entity, other than the election or removal of directors or managers, managing members or other members of the governing body of the surviving entity, which would require the approval of the stockholders of the surviving entity if the surviving entity were a corporation subject to this chapter; (B) any amendment of the organizational documents of a surviving entity that is not a corporation, which amendment would, if adopted by a corporation subject to this chapter, be required to be included in the certificate of incorporation of such corporation, shall, by specific reference to this subsection, require, in addition, the approval of the stockholders of the holding company (or any successor by merger), by the same vote as is required by this chapter and/or by the organizational documents of the surviving entity; and (C) the business and affairs of a surviving entity that is not a corporation shall be managed by or under the direction of a board of directors, board of managers or other governing body consisting of individuals who are subject to the same fiduciary duties applicable to, and who are liable for breach of such duties to the same extent as, directors of a corporation subject to this chapter; and (ii) the organizational documents of the surviving entity may be amended in the merger (A) to reduce the number of classes and shares of capital stock or other equity interests or units that the surviving entity is authorized to issue and (B) to eliminate any provision authorized by subsection (d) of § 141 of this title; and (8) the stockholders of the constituent corporation do not recognize gain or loss for United States federal income tax purposes as determined by the board of directors of the constituent corporation. Neither subdivision (g)(7)(i) of this section nor any provision of a surviving entity's organizational documents required by subdivision (g)(7)(i) shall be deemed or construed to require approval of the stockholders of the holding company to elect or remove directors or managers, managing members or other members of the governing body of the surviving entity. The term "organizational documents", as used in subdivision (g)(7) and in the preceding sentence, shall, when used in reference to a corporation, mean the certificate of incorporation of such corporation, and when used in reference to a limited liability company, mean the limited liability company agreement of such limited liability company.

As used in this subsection only, the term "holding company" means a corporation which, from its incorporation until consummation of a merger governed by this subsection, was at all times a direct or indirect wholly-owned subsidiary of the constituent corporation and whose capital stock is issued in such merger. From and after the effective time of a merger adopted by a constituent corporation by action of its board of directors and without any vote of stockholders pursuant to this subsection: (i) to the extent the restrictions of § 203 of this title applied to the constituent corporation and its stockholders at the effective time of the merger, such restrictions shall apply to the holding company and its stockholders immediately after the effective time of the merger as though it were the constituent corporation, and all shares of stock of the holding company acquired in the merger shall for purposes of § 203 of this title be deemed to have been acquired at the time that the shares of stock of the constituent corporation converted in the merger were acquired, and provided further that any stockholder who immediately prior to the effective time of the merger was not an interested stockholder within the meaning of § 203 of this title shall not solely by reason of the merger become an interested stockholder of the holding company, (ii) if the corporate name of the holding company immediately following the effective time of the merger is the same as the corporate name of the constituent corporation immediately prior to the effective time of the merger, the shares of capital stock of the holding company into which the shares of capital stock of the constituent corporation are converted in the merger shall be represented by the stock certificates that previously represented shares of capital stock of the constituent corporation and (iii) to the extent a stockholder of the constituent corporation immediately prior to the merger had standing to institute or maintain derivative litigation on behalf of the constituent corporation, nothing in this section shall be deemed to limit or extinguish such standing. If an agreement of merger is adopted by a constituent corporation by action of its board of directors and without any vote of stockholders pursuant to this subsection, the secretary or assistant secretary of the constituent corporation shall certify on the agreement that the agreement has been adopted pursuant to this subsection and that the conditions specified in the first sentence of this subsection have been satisfied. The agreement so adopted and certified shall then be filed and become effective, in accordance with § 103 of this title. Such filing shall constitute a representation by the person who executes the agreement that the facts stated in the certificate remain true immediately prior to such filing. (8 Del. C. 1953, § 251; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 16; 57 Del. Laws, c. 148, § 22; 57 Del. Laws, c. 421, §§ 8, 9; 58 Del. Laws, c. 235, § 5; 59 Del. Laws, c. 437, §§ 12-14; 64 Del. Laws, c. 112, §§ 30-33; 66 Del. Laws, c. 136, §§ 17-23; 67 Del. Laws, c. 376, §§ 11, 12; 68 Del. Laws, c. 337, § 1; 69 Del. Laws, c. 235, § 5; 70 Del. Laws, c. 79, §§ 13-15; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 349, §§ 8, 17; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 587, §§ 17, 18; 71 Del. Laws, c. 339, §§ 43, 44; 72 Del. Laws, c. 123, § 7; 73 Del. Laws, c. 82, §§ 14-20; 74 Del. Laws, c. 84, §§ 10, 11; 75 Del. Laws, c. 30, § 3.)

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